FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934).

                                 Yes....... No X


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985



The Company was notified on 23 August 2006 that at the close of business on 21 August 2006 the interest of Lehman Brothers International (Europe) in the ordinary share capital of US$0.50 each in HSBC Holdings plc, has fallen below 3%.



A copy of the letter of notification, is quoted below.



N S Black

Assistant Secretary

HSBC Holdings plc



Letter to HSBC Holdings plc dated 23 August 2006 from Tara O'Hagan, Compliance Department - Europe, Lehman Brothers International (Europe)




"Dear Sir/Madam,



              S198 Companies Act 1985 (the"Act")



We write to inform you, pursuant to s198 of the Act, that as at the close of business on 21st August 2006, the interest of Lehman Brothers International (Europe) in the ordinary share capital of HSBC Holdings Plc (the "Company" had fallen below 3%.


Yours faithfully

For & on behalf of Lehman Brothers











Tara O'Hagan

Compliance Department - Europe"





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 24 August 2006